Mail Stop 4561

December 20, 2007

Mr. Mark A. Chancy
Chief Financial Officer
SunTrust Banks, Inc.
303 Peachtree St., N.E.
Atlanta, GA 30308

Re: **SunTrust Banks, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2006
        Form 10-Q for the Fiscal Quarters Ended March 31, 2007, June 30,
        2007 and September 30, 2007
        File No. 1-08918

Dear Mr. Chancy:

        We have reviewed the above referenced filings and have the following comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Item 1. Financial Statements
Notes to Consolidated Financial Statements
Note 12 – Fair Value, page 24

1.   We note you elected to early adopt SFAS 159 effective January 1, 2007 for $15.4 billion of available-for-sale investment securities and transferred those securities to trading. Your disclosure further states that, subsequent to March 31, 2007, you sold substantially all of those securities and used the proceeds to purchase approximately $5.3 billion of new securities classified as trading. Please provide us with the following information regarding your election to early adopt SFAS 159 for your available-for-sale securities:

   - The purpose of adopting SFAS 159 and electing the fair value option, specifically addressing reasons other than avoiding recognition of unrealized losses in income;
   - Tell us how your adoption of SFAS 159 is consistent with the objective of the standard as described in paragraph 1 in view of the restructuring transactions;
   - Tell us how you determined which investment securities to account for under SFAS 159 and sell subsequent to March 31, 2007;
   - Quantify by type or class the number and percentage of securities sold subsequent to March 31, 2007 to the total outstanding portfolio at December 31, 2006 and March 31, 2007;
   - Quantify by type or class the unrealized losses of securities sold subsequent to March 31, 2007 to total unrealized losses in the outstanding portfolio as of December 31, 2006 and March 31, 2007;
   - Describe the type, maturity and credit characteristics of those securities sold subsequent to March 31, 2007 for which you elected to account for on a fair value basis upon the adoption of SFAS 159;
   - Describe the type, maturity and credit characteristics of those securities for which you did not elect to account for on a fair value basis upon the adoption of SFAS 159;
   - Tell us whether the securities purchased with proceeds from the sale of the above referenced securities are the same or have similar characteristics (i.e. similar instruments or similar risk characteristics) to those previously sold; and
   - Provide us a timeline of the facts and circumstances related to your decision to sell the above referenced securities. Include all important meetings and explain the actions taken during the decision making process. Tell us, in detail, how you considered whether you were required to record an other than

temporary impairment charge related to available-for-sale securities in an unrealized loss position as of December 31, 2006 and March 31, 2007. Specifically tell us the basis for your conclusions that you had the intent and ability to hold these securities to the earlier of recovery of losses or maturity.

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Please send us your response to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your response to our comment and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3474 if you any questions.

Sincerely,

Sharon Blume
Reviewing Accountant